13013664

SEC
Mail Processing
Section

MAR 04 2013

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE VERTICAL TRADING GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 5TH AVENUE, 6TH FLOOR
(No. and Street)

NEW YORK, NY 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOM MARTIN 212-918-1202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ISRAELOFF, TRATTNER, & CO. P.C.
(Name – *if individual, state last, first, middle name*)

1225 FRANKLIN AVENUE, SUITE 200, GARDEN CITY, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, ROBERT SCHAFFER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE VERTICAL TRADING GROUP, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/28/13

Signature

MEMBER

Title

Notary Public

MATTHEW RYAN HARROW
Notary Public - State of New York
NO. 01HA6234513
Qualified in Suffolk County
My Commission Expires 1-27-15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2012

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS • FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
New York, NY

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
The Vertical Trading Group, LLC

We have audited the accompanying statement of financial condition of The Vertical Trading Group, LLC (the Company), as of December 31, 2012, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Vertical Trading Group, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the additional schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the additional schedules is fairly stated in all material respects in relation to the financial statements taken as a whole.

Israeloff, Trattner & Co. P.C.

Garden City, New York
March 1, 2013

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 352,133
Due from clearing agents	2,219,620
Due from other broker dealers	163,700
Equity securities held at clearing agent (at market value)	623,628
Prepaid expenses and other assets	12,697
Property & equipment, at cost, less accumulated depreciation and amortization of $265,939	37,299
Advances to employees	332,705
Security deposits	25,117
TOTAL ASSETS	$ 3,766,899

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Equity securities sold, not yet purchased	$ 243,635
Accounts payable and accrued expenses	860,428
Loan payable - Bank	67,299
TOTAL LIABILITIES	1,171,362
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	2,595,537
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,766,899

See accompanying notes to financial statements.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

Income		
Trading income (realized and unrealized)	$ 5,606,784	
Commission income	2,176,304	
Research service income	75,000	
Investment banking advisory fees	275,000	
Interest, dividend and other income	2,692	
Total income		$ 8,135,780
Expenses		
Employee compensation, benefits and trading commissions	4,049,023	
General and administrative (including interest of $44,820)	1,115,273	
Communication and data processing	985,721	
Clearing fees	568,365	
Professional fees	255,372	
Depreciation	52,585	
Total expenses		7,026,339
Net Income		$ 1,109,441

See accompanying notes to financial statements.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Member's Equity
Balance - January 1, 2012	$ 2,091,583
Distributions	(605,487)
Net Income	1,109,441
Balance - December 31, 2012	$ 2,595,537

See accompanying notes to financial statements.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)

STATEMENT OF CASH FLOWS

DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 1,109,441
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 52,585	
Change in assets and liabilities:		
Due from clearing agent	(189,190)	
Equity securities held at clearing agent (at market value)	46,582	
Prepaid expenses and other assets	(4,213)	
Advances to employees	(164,357)	
Equity securities sold not yet purchased (at market value)	65,133	
Accounts payable and accrued expenses	(119,669)	
Total adjustments		(313,129)
Net cash provided by operating activities		796,312
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property & equipment		(10,022)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from loan payable - Bank	(11,513)	
Distributions	(605,487)	
Net cash used in financing activities		(617,000)
NET INCREASE IN CASH		169,290
CASH AND CASH EQIUVALENTS - BEGINNING		182,843
CASH AND CASH EQUIVALENTS - END		$ 352,133

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 44,820

See accompanying notes to financial statement.

1. LINE OF BUSINESS

The Vertical Trading Group, LLC (D/B/A The Vertical Group)(the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for its customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of trading income from the purchase and sale of stocks it makes markets in that are traded on various stock exchanges as well as from commissions earned from executing trades on behalf of customers. Beginning in 2011, the Company began providing investment banking and capital markets advisory services relating to raising capital, mergers and acquisition transactions and other services to middle-market and emerging growth companies. Additionally in late 2012, the Company began earning fees for matching broker dealers, banks and hedge funds interested in buying and selling options as well as generating income from publishing research material relating to various publicly traded companies and markets. The Company maintains branch offices in New York City, New York and Las Vegas, Nevada and offices in Boston, Massachusetts and Richmond, Virginia. The Vertical Trading Group, LLC was formed as a single member LLC in New York State in August 2005 and is a wholly-owned subsidiary of RAS Holdings, LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Market making securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the Company's market making inventory accounts and risk of the Company are recorded on a trade date basis. Commissions earned on trades executed on behalf of customers are also recorded on a trade date basis. Revenues earned from investment banking advisory services and matching broker dealers for option buying and selling are recorded as earned when the services are rendered and the option buying and selling is completed. Research revenue is earned when research material is made available to clients.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for cash flow statement purposes. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, due from clearing agents, accounts payables and bank debt for which carrying values approximate fair values due to the short maturities of those instruments, and investments in marketable securities.

MARKETABLE SECURITIES

The Company classifies its marketable securities as trading securities. Securities are carried in the financial statements at fair value based upon quoted market prices. Unrealized holding gains and losses are included in earnings.

The Company follows the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification onaccounting for certain investments in debt and equity securities. It requires that certain investments in debt and equity securities be classified as either trading, available-for-sale or held-to-maturity. The Company determines the appropriate classification at the time of acquisition and reevaluates such determination at each balance sheet date. The Company has classified all its securities as trading securities.

The Company follows the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification on f*air value measurements.* It establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of observable inputs other than quoted prices for identical assets; and Level 3 inputs are unobservable and have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs would be used only when Level 1 or Level 2 inputs are not available.

At December 31, 2012, the fair value of the marketable securities above, are based on quoted market prices (Level 1 inputs).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and resulting gains and losses are included in income. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

INCOME TAXES

Income taxes have not been provided because the Company is a Single Member Limited Liability Company whose income and credits are passed through to its parent company and combined with the income and deductions of the parent company to determine taxable income on the Parent's members' tax returns. The Company follows the provisions of the FASB Accounting Standards Codification, as revised, on Uncertainty in Income Taxes. It had no effect on the Company's financial statements principally because of its status as a nontaxable "pass-through" entity for federal and state income tax purposes.

The Company and its parent file U.S. federal income tax returns and state and local income tax returns in New York, Nevada, Massachusetts and Virginia, effective with the years the Company began doing business in these states. Returns filed in these jurisdictions for tax years ended on or after December 31, 2009 are subject to examination by the relevant taxing authorities.

OFF-BALANCE SHEET RISK

In the normal course of business the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2012, the Company was not exposed to such risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2012, the Company was not exposed to such risk.

RECENT ACCOUNTING GUIDANCE

During 2012, the Financial Accounting Standards Board (FASB) issued various updates to the FASB Accounting Standards Codification, including updated guidance on revenue recognition, consolidation of variable interest entities, fair value disclosures, presentation of other comprehensive income and goodwill and other intangibles impairment testing. These, and other updates, are either not yet effective for the Company's financial statements or, when effective, will not or did not have a material impact on the Company's financial statements upon adoption.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 1, 2013, the date the financial statements were available for issuance.

3. DUE FROM CLEARING AGENTS

The Company is currently required to maintain minimum deposits totaling $625,000 with four clearing agents at all times. In addition, the Company's current market making inventory accounts clearing firm requires a minimum net equity in securities of $1,500,000 to be maintained at all times. Deposits are required based on the types and amounts of long and short security positions held by the Company. Marginable securities require additional deposits equaling 25% of their respective long positions and 30% of their respective short positions, whereas non-marginable securities require deposits equaling 100% of their respective positions. As of December 31, 2012, the Company had idle cash of $1,414,971 to be used for trading and receivable balances totaling $179,649 with its clearing agents, as well as security positions held, long and short of $623,628 and $243,635, respectively.

4. PROPERTY, EQUIPMENT AND DEPRECIATION

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Computer equipment and software	2 - 3	$ 179,078
Furniture &fixtures	5 - 10	61,034
Leasehold improvements	3	63,126
		303,238
Less: Accumulated depreciation and amortization		(265,939)
Net property and equipment		$ 37,299

Depreciation and amortization expense for the year ended December 31, 2012 was $52,585.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Sec. Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $1,670,003 which was $670,003 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was .70 to 1.

6. ADVANCE TO EMPLOYEES

As of December 31, 2012, $332,705 is due from employees of the Company. The advances bear no interest and are payable on demand.

7. LOAN PAYABLE – BANK

The Company has a credit facility with a bank for $100,000 with interest due monthly at prime plus 1%. The facility does not have an expiration date, but may be cancelled by either party at any time. At December 31, 2012, the outstanding balance was $67,299. Interest expense on the facility was $2,995 for the year ended December 31, 2012.

8. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company was obligated under an operating lease for office space in New York City that expired in August 2012. The Company has entered into a new lease for office space in the same building. The lease term is to begin upon completion of renovation work to be undertaken by landlord. The lease is due to expire in 5 years and three months after the initial move in date. The landlord extended the Company's lease in its current space until the renovation and the move are completed.

As of December 31, 2012, the future minimum lease payments under the non-cancelable new lease are as follows:

Year Ended December 31,	
2013	$ 201,960
2014	251,777
2015	259,306
2016	291,312
2017	297,138
Thereafter	75,770
Total	$ 1,377,263

Rent expense for the year ended December 31, 2012 was $107,245.

LITIGATION

The Company is, from time to time, involved in litigation incidental to the conduct of its business. In the opinion of management and its counsel, the outcome of any pending matters are without merit or involve amounts that are not material to the financial statements.

9. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan that covers all eligible employees with more than three months of service. Under the 401(k) salary reduction provisions of the plan, employees may elect to defer a percentage of their compensation, subject to statutory limitations, and have the deferred amounts contributed to their retirement accounts, which become fully vested immediately. The plan also provides for employer discretionary matching contributions and non-elective discretionary employer con-contributions, which vest over six years.

The Company did not elect to make a discretionary matching contribution for 2012.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$ 2,595,537
Less: Non-allowable net assets	850,180
Haircuts on securities	75,354
Net Capital	$ 1,670,003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$ 1,000,000
Minimum dollar net capital requirement	$ 1,000,000
Excess net capital	$ 670,003
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 470,003
Ratio: Aggregate indebtedness to net capital	.70 to 1.00

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2012

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2012

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity – January 1, 2012	$ 2,091,583
Capital distributions	(605,487)
Net incomefor the year ended December 31, 2012	1,109,441
Total ownership equity – December 31, 2012	2,595,537
Less: Non-allowable assets	850,180
Haircuts on Securities	75,354
Audited net capital	1,670,003
Net capital per Focus Report Part IIA	1,836,854
Difference	$ 166,851

Difference relates to non-allowed receivables totaling $163,700 and $3,151 in other assets reported as allowed on focus report.

Israeloff, Trattner & Co. P.C.

CERTIFIED PUBLIC ACCOUNTANTS • FINANCIAL CONSULTANTS

1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
New York, NY

Board of Directors
The Vertical Trading Group, LLC

In planning and performing our audit of the financial statements of The Vertical Trading Group, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies, and, therefore, material weaknesses or significant deficiencies may exist that were not identified. However, as described below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiencies in the Company's internal control to be significant deficiencies.

In calculating the net capital balance at year end, management failed to properly exclude non-allowable assets, as a result net capital was reported overstated to the Financial Industry Regulatory Authority. This overstatement did not have a material impact on the net capital at year end. However, improper calculations of net capital may result in capital deficiencies.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe, with the exception of the preceding paragraph, that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co. P.C.

Garden City, New York
March 1, 2013

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS • FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
New York, NY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
The Vertical Trading Group, LLC
417 5th Avenue,
6th Floor
New York, NY 10016

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to byThe Vertical Trading Group, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Vertical Trading Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Vertical Trading Group, LLC's management is responsible for The Vertical Trading Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copies of checks), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments, reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co. P.C.

Garden City, New York
March 1, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 12

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

THE VERTICAL TRADING GROUP, LLC
417 5TH AVENUE, 6TH FL
NEW YORK, NY 10016

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TOM MARTIN (212) 430-3552

2. A. General Assessment (item 2e from page 2)		$20,339
B. Less payment made with SIPC-6 filed (exclude interest)		(0)
________ Date Paid		
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		20,339
E. Interest computed on late payment (see instruction E) for 243 days at 20% per annum		1,623
F. Total assessment balance and interest due (or overpayment carried forward)		$21,962
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$21,962	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE VERTICAL TRADING GROUP LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28TH day of FEBRUARY, 20 13.

PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JANUARY, 2012 and ending DECEMBER, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$8,135,780
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$8,135,780
2e. General Assessment @ .0025	$20,339

(to page 1, line 2.A.)